FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Cash, R. D.	2. Issuer Name and Tickler or Trading Symbol Questar Corporation - STR						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Chairman of the Board
(Last) (First) (Middle) 180 East 100 South, P.O. Box 45433	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year November 25, 2002			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month/Day/Year)				Form filed by One Reporting Person
(Street) Salt Lake City, Utah 84145-0433								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (and attached Common Stock Purchase Rights)	11-25-2002		F		3,000	D	$27.00	235,352	D
Common Stock (and attached Common Stock Purchase Rights)								82,014.3662 [1]	I	Through Trust Benefit Plan
Common Stock (and attached Common Stock Purchase Rights)	11-25-2002		F		1,000	D	$27.00	28,400	D	Private Foundation
Common Stock (and attached Common Stock Purchase Rights)								6,152	D	Family

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option													896,784 [2]	D
Phantom Stock Units	1-1												58,789.4904 3, [4]	D
Explanation of Responses:

1	These equivalent shares are allocated to my account in Questar's Employee Investment Plan as of November 25, 2002.
2	Detailed information concerning my options has been previously disclosed. All of my options that had not yet vested vested at the date of my retirement (May 1, 2002).
3

I have account balances in several different deferred compensation plans. Although I don't earn fees as a director or compensation as an employee, my account balances in such plans are credited with dividends on a quarterly basis.

4

Prior to my retirement, I received phantom stock units as a result of my participation in an excess benefit plan sponsored by Questar. Although I no longer earn compensation, my account balance is credited with dividends. This total includes the 47,267.8477 phantom stock units in such plan in addition to the phantom stock units held through account balances in deferred compensation plans.

		/s/ Connie C. Holbrook	November 26, 2002

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	Connie C. Holbrook as Attorney in Fact for R. D. Cash	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person
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